This business combination involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damage arising from the translation.

May 24, 2012
To Whom It May Concern:

Company Name: ANDO Corporation
Name of Representative: Toshiaki Nomura,
President and representative director
(Stock Code: 1816, First Section of the Tokyo Stock Exchange)
Contact: Akinobu Takasuka,
General Manager,
General Affairs Department,
General Administration Division
(Tel: +81-3-3457-9216)

Announcement of Dividend of Surplus

ANDO Corporation (“the Company”) hereby announces that the Company has resolved at the meeting of the Board of Directors held today to submit the following proposals to shareholders at the general shareholders’ meeting to be held on June 28, 2012: (1) a proposal to pay a dividend of surplus with a record date of March 31, 2012; and (2) a proposal to pay a dividend of surplus with a record date of March 31, 2013, on the condition precedent of the effectiveness of the merger (the “Merger”) between HAZAMA CORPORATION (“HAZAMA”) and the Company as of April 1, 2013 (tentative), with HAZAMA becoming the surviving company and the Company to be absorbed, pursuant to the merger agreement dated May 24, 2012.

1. Details of Dividends

	Amount decided		Most recent dividend forecast (announced May 15, 2012)	Dividend paid for the fiscal year ended March 31, 2011
Record date	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2011
Dividend per share	1.50 yen	1.50 yen	1.50 yen	1.50 yen
Total amount of dividend	124,059,078 yen	128,232,000 yen* as upper limit	—	124,060,959 yen
Effective date	June 29, 2012	June 28, 2013	—	June 30, 2011
Dividend payment fund	Retained earnings	Retained earnings	—	Retained earnings

*	The amount obtained by multiplying the dividend per share by the total number of issued shares (including treasury shares), 85,488,000 shares as of March 31, 2012.

2. Reason for Dividends

In distributing our company’s profits, we regard the returning of profits to our shareholders as a priority management policy. Fundamental to our dividend policy is providing stable and ongoing profit returns while taking into account fluctuations in performance. At the same time we strive to improve our financial soundness while building up our internal reserves for investing in research and development and other measures aimed at making us more competitive.

Regarding the year-end dividends for the fiscal year ended March 31, 2012, having taken into overall account such factors as the business environment that lies ahead, we decided on a dividend per share of 1.50 yen, the same amount as that for the fiscal year ended March 31, 2011, as announced on November 11, 2011.

Furthermore, as announced in the release of May 24, 2012, “Notification with Respect to an Entry into a Merger Agreement between the Company and HAZAMA”, the Company on this date executed a merger agreement, pursuant to which HAZAMA and the Company intend to merge effective April 1, 2013 (tentative) with HAZAMA as the surviving company and the Company being absorbed.

Accordingly, with the effectiveness of the Merger as condition precedent, the Company will, in place of the year-end dividend for the fiscal year ending March 31, 2013, pay a dividend of surplus of 1.50 yen per share to common stockholders or registered pledgees of shares stated or recorded on the final shareholders registry as of March 31, 2013, the day immediately preceding the effective date of the Merger.

Reference: Annual Dividend Breakdown
Dividend per share (yen)
Record date	End of second quarter	End of fiscal year	Annual
(Fiscal year ending March 2013)**	—	1.50 yen	1.50 yen
Fiscal year ended March 2012	—	1.50 yen	1.50 yen
Fiscal year ended March 2011	—	1.50 yen	1.50 yen

**
If the Merger becomes effective, approval will not be sought for our financial statements for the fiscal year ending March 31, 2013. Accordingly, while the dividend of surplus will be paid to those common stockholders or registered pledgees of shares stated or recorded on the final shareholder registry as of March 31, 2013, that dividend of surplus will be paid from the retained earnings for the fiscal year ended March 31, 2012.